

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

June 9, 2005
Our ref. No. PI 005

The U.S. Securities and Exchar
450 Fifth Street, N.W.
Room 3099
Office of International Corporat
Mail Stop 3-7
Washington, D.C. 20549



SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2005 (Based on US GAAP)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

Additional Notes to Consolidated Financial Statements for the Year Ended March 31, 2005 (Based on US GAAP)

June 9, 2005
Mitsubishi Corporation

TOKYO, June 9, 2005..... Mitsubishi Corporation announced today additional notes to its consolidated financial statements, using accounting principles generally accepted in the United States, for the year ended March 31, 2005. The consolidated financial statements were originally announced on April 28, 2005.

INCOME TAXES

1. Significant components of deferred tax assets and liabilities

(March 31, 2005 and 2004)

	Millions of Yen	
	March 31, 2005	March 31, 2004
Assets:		
Allowance for doubtful receivables	Y 43,387	Y 43,236
Accrued pension and severance liabilities	38,175	47,659
Impairment loss on property and equipment	14,009	17,590
Net operating loss carryforwards	26,283	27,514
Accruals and other	65,594	53,191
Gross deferred tax assets	187,448	189,190
Less valuation allowance	(37,509)	(33,384)
Deferred tax assets—less valuation allowance	149,939	155,806
Liabilities:		
Depreciation	25,679	25,633
Valuation of debt and equity securities	167,714	92,186
Property and intangible assets	62,323	65,673
Other	39,058	34,576
Gross deferred tax liabilities	294,774	218,068
Net deferred tax liabilities	Y 144,835	Y 62,262

2. A reconciliation of the combined statutory tax rates to the effective rates of income taxes reflected in the accompanying consolidated statements of income

(for the years ended March 31,2005 and 2004)

	2005	2004
Combined statutory income tax rate	41.0 %	42.0%
Expenses not deductible for income tax purposes	1.8	2.7
Operating losses of certain subsidiaries	2.6	2.7
Tax benefits on losses of subsidiaries	(2.0)	(1.8)
Lower income tax rates applicable to income in certain foreign countries	(5.2)	(6.0)
Tax effect on earnings or losses of equity method investees	4.3	4.5
Effect of taxation on dividends	2.3	4.0
Effect of reduction in tax rate	-	0.5
Other—net	(0.1)	1.3
Effective income tax rate	44.7%	49.9 %

ACCRUED PENSION AND SEVERANCE LIABILITIES

1. Overview of the adopted pension plan

The parent company and certain of its subsidiaries have contributory and non-contributory defined benefit pension plans covering substantially all employees other than directors.
Most of the domestic subsidiaries have unfunded severance indemnity plans which covers their employees other than directors.
The plans provide benefits based upon years of service, compensation at the time of severance and other factors.
The parent company has employee retirement benefit trusts plan assets.

2. Benefit obligation

The following table sets forth the reconciliation of benefit obligation, plan assets and funded status of the plans:
(March 31, 2005 and 2004)

	Millions of Yen	
	March 31, 2005	March 31, 2004
Benefit obligation	Y 383,669	Y 465,654
Plan assets	349,311	401,329
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:		
Funded status	(34,358)	(64,325)
Unrecognized net actuarial loss	106,644	124,079
Unrecognized prior service cost	(197)	482
Net amount recognized	Y 72,089	Y 60,236
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost included in other current assets and other assets	Y 33,750	Y 33,273
Accrued pension liability, including current portion (*)	(42,260)	(64,198))
Intangible asset included in other assets	1,825	2,064
Accumulated other comprehensive loss, before tax	78,774	89,097
Net amount recognized	Y 72,089	Y 60,236

* Includes current portion of 2,989 million yen as of March 31, 2005.

3. Pension costs

Net periodic pension costs of the parent company's and its subsidiaries' pension and indemnities plans for the years ended March 31, 2005 and 2004 include the following components:

	Millions of Yen	
	2005	2004
Service cost—benefits earned during the period	Y 11,312	Y 15,662
Interest cost on projected benefit obligation	12,126	9,963
Expected return on plan assets	(7,224)	(4,528)
Recognized net actuarial loss	8,395	22,552
Amortization of unrecognized prior service cost	(147)	(13)
Amortization of unrecognized obligation at transition	-	153
Settlement loss / termination benefits	3,429	1,027
Settlement loss resulting from transfer of substitutional portion of EPFs to the government	25,648	-
Gain on derecognition of previously accrued salary progression	(2,848)	-
Net periodic pension cost	Y 50,691	Y 44,816

4. Assumptions

The weighted average assumptions used for the years ended March 31, 2005 and 2004 were as follows:

	2005	2004
Weighted average discount rate	2.4%	2.9%
Expected long-term rate of return on plan assets	3.1%	2.2%

5. Early retirement program

The parent company has offered an early retirement program to its employees. The program provides additional benefit payments for employees who are age 50 or older with more than 15 years of service and elect early retirement benefit before the mandatory retirement age of 60. As a result of an announcement in November 1998 that the program would be amended so that a portion of additional benefits would not be provided for employees who apply for the program after April 1, 2000 (April 1, 2003 for expatriates who were residing abroad upon the announcement and administrative personnel), a large number of employees applied for the program during the year ended March 31 2003. At March 31, 2005 and 2004, the liability for applicants to the program, discounted to reflect the present value of the expected cash flows, was 19,783 million yen and 23,810 million yen, respectively. Such liability is allocated between "Other accrued expenses" and "Accrued pension and severance liabilities" in the accompanying consolidated balance sheets, depending on when the additional benefit payment is expected to be made. Related expenses recognized by the parent company for the years ended March 31, 2005 and 2004, included in selling, general and administrative expenses in the accompanying consolidated statements of income, were 2,150 million yen and 233 million yen, respectively.

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For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-2802
Fax: 81-3-3210-8583